Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279314

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 13 DATED NOVEMBER 13, 2026
TO THE PROSPECTUS DATED APRIL 10, 2026
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 10, 2026 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock available in this offering as of December 1, 2026;
•to disclose the calculation of our October 31, 2026 NAV per share for all share classes; and
•to provide an update on the status of our public offering.
Portfolio Update
As of October 31, 2026, our direct real estate investments represent 82% of gross assets and include 81 real estate properties totaling approximately 15.0 million square feet located in 38 markets throughout the U.S., with a weighted average occupancy rate of 94%. Our private real estate credit allocation includes four investments representing approximately 14% of gross assets. As of October 31, 2026, our leverage ratio was 29%.
As of October 31, 2026, our portfolio was comprised of1:
•$1.6 billion of total asset value;
•Investment allocations of 82% to direct real estate, 14% to private real estate credit, and 4% to cash and real estate-related securities;
•Investment allocations of 55% to cyclical-oriented direct real estate, 27% to needs-based direct real estate, and 18% private real estate credit, cash, and real estate-related securities;
•Direct real estate property type allocations of industrial (26%), healthcare (16%), multifamily (13%), retail (11%), self-storage (8%), office (7%), student housing (6%), manufactured housing communities (3%), and other2 (11%);
•Direct real estate geographic allocations of 42% East, 25% South, 24% West, and 9% Midwest; and
•5.1 year weighted average remaining lease term of our total leased commercial portfolio3.
1 Certain statistics presented as a percentage of the portfolio are rounded and may not sum to 100%.
2 Other includes non-controlling interests in retail properties through our interests in ITP Investments LLC.
3 As of September 30, 2026. The commercial portfolio describes direct real estate investments exclusive of self-storage, multifamily, manufactured housing, and student housing properties as substantially all leases at such properties expire within 12 months.

December 1, 2026 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of December 1, 2026 (and repurchases as of November 30, 2026) is as follows:

Transaction Price (per share)
Class T	$26.0604
Class S	$26.0720
Class D	$26.0812
Class I	$26.2343
Class E	$28.4750
The December 1, 2026 transaction price for each of our share classes is equal to such class’s NAV per share as of October 31, 2026. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
October 31, 2026 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. Our properties have been appraised and our commercial mortgage loans and debt have been valued in accordance with our valuation guidelines and such appraisals and valuations were prepared or reviewed by our independent valuation advisors. We have included a breakdown of the components of total NAV and NAV per share for October 31, 2026.

Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E, Class N, Class S-PR, and Class K-PR shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner and parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of October 31, 2026:

$ in thousands, except share/unit data
Components of NAV	October 31, 2026
Investments in real estate	$1,153,587
Investments in unconsolidated entities	181,718
Investments in real estate-related securities	40,972
Investments in commercial loans	198,170
Investment in affiliated fund	6,358
Cash and cash equivalents	18,808
Restricted cash	10,577
Other assets	6,527
Mortgage notes, revolving credit facility, secured lending agreement and financing obligation, net	(480,017)
Subscriptions received in advance	(6,459)
Other liabilities	(28,981)
Accrued performance participation allocation	(1,381)
Management fee payable	(958)
Accrued stockholder servicing fees	(27)
Non-controlling interests in joint-ventures	(428,692)
Net asset value	$670,202
Number of outstanding shares/units	24,438,197

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of October 31, 2026:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Class S-PR Shares	Class K-PR Shares	Operating Partnership Units(1)	Total
Net asset value	$6,575	$11,777	$12,781	$101,077	$22,469	$442,729	$38,431	$20,914	$13,449	$670,202
Number of outstanding shares/units	252,290	451,699	490,056	3,852,857	789,088	15,885,895	1,427,188	776,918	512,206	24,438,197
NAV Per Share/Unit as of October 31, 2026	$26.0604	$26.0720	$26.0812	$26.2343	$28.4750	$27.8693	$26.9275	$26.9188	$26.2578
(1)Represents the partnership interests of the Operating Partnership held by the Special Limited Partner and parties other than the Company.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the October 31, 2026 direct real estate investment valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.2%	5.8%
Office	9.3%	7.3%
Industrial	7.8%	5.8%
Self-Storage	8.0%	5.8%
Multifamily	7.5%	5.5%
Student Housing	8.0%	5.8%
Retail	8.4%	7.2%
Manufactured Housing Community	9.5%	5.6%
These assumptions are determined by our independent valuation advisor and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Industrial	Self-Storage	Multifamily	Student Housing	Retail	Manufactured Housing Community
Discount Rate (weighted average)	0.25% decrease	2.0%	1.8%	2.0%	1.9%	1.9%	1.9%	1.8%	1.9%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.8)%	(1.9)%	(1.8)%	(1.9)%	(1.9)%	(1.8)%	(1.9)%
Exit Capitalization Rate (weighted average)	0.25% decrease	2.8%	2.0%	2.9%	2.6%	3.0%	2.7%	1.9%	3.0%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.5)%	(1.9)%	(2.6)%	(2.4)%	(2.7)%	(2.5)%	(1.8)%	(2.7)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. This offering is our first follow-on offering and commenced on November 12, 2024. As of November 10, 2026, we have issued and sold in our public offering (1) 1,256,514 shares of our common stock (consisting of 58,725 Class T shares, 170,761 Class S shares, 79,869 Class D shares, 935,149 Class I shares and 12,010 Class E shares) in the primary offering for total proceeds of $33.2 million and (2) 179,572 shares of our common stock (consisting of 16,215 Class T shares, 34,365 Class S shares, 35,039 Class D shares, 77,712 Class I shares and 16,241 Class E shares) pursuant to our distribution reinvestment plan for a total value of $4.8 million. As of October 31, 2026, our aggregate NAV was $670.2 million. We intend to continue selling shares in our public offering on a monthly basis.